Day, Berry & Howard LLP
COUNSELLORS AT LAW

Bonnie J. Roe Direct Dial: (212) 829-3605 E-mail: bjroe@dbh.com	January 26, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Barbara Jacobs

Re:	Globix Corporation

Preliminary Proxy Statement initially filed with the United States Securities and Exchange Commission (the “Commission”) on January 17, 2006 (the “Proxy Statement”)

File No. 1-14168

Dear Ms. Jacobs:

On behalf of Globix Corporation, a Delaware corporation (the “Company”), we hereby submit for filing pursuant to the Securities Act of 1934, Amendment No. 2 to the Proxy Statement referenced above.

Set forth are the Company’s responses to the comment provided by the staff of the Commission by letter dated January 24, 2006 with respect to the Proxy Statement.

Comment 1. We note your discussion of options granted in September 2005 and the specific option granted to Mr. Ted S. Lodge to induce him to become your chairman of the board and executive chairman. Please provide disclosure pursuant to Items 10(a)(2) and (b)(2) of Schedule 14A with respect to the amended plan and the specific grants under the plan, respectively. Further, per your disclosure that the options granted in September 2005 are subject to stockholder approval, it would appear that the specific grants under your plan in excess of the number of shares authorized under the current plan should be set forth as a separate proposal to stockholders with disclosure pursuant to Item 10(b)(2). Your current proposal relates principally to amending your plan to increase the number of shares authorized and the per individual grant limit. Please advise or revise, as appropriate.

875 Third Avenue	New York, NY 10022	t 212 829 3600	f 212 829 3601

Boston Greenwich Hartford New York Stamford www.dbh.com

Securities and Exchange Commission

Page -2-

January 26, 2006

Response 1.      The Company has revised the Proxy Statement in response to the comments contained in the Commission’s letter. Specifically, we have added narrative disclosure and disclosure in tabular format of the terms of the options granted during fiscal years 2005 and 2006 of the Proxy Statement and have added a proposal relating to the approval of stock option grants in excess of the shares authorized under the Company’s 2003 Stock Option Plan beginning on page 34 of the Proxy Statement. We have also made corresponding revisions to the Proxy Statement which we believe are responsive to the Commission’s letter.

Furthermore, the Company has provided the Commission with a written statement, transmitted to the Commission concurrently with this letter, acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 829-3605 or David C. Tyler at (212) 829-3629.

Very truly yours,

/s/ Bonnie J. Roe

Bonnie J. Roe, Esq.

cc:	Gene M. Bauer, Esq. Globix Corporation